Filed by Harrah's Entertainment, Inc. Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Caesars Entertainment, Inc.
Commission File No.: 001-14573

        This filing relates to a proposed acquisition (the "Acquisition") by Harrah's Entertainment, Inc. ("Harrah's") of Caesars Entertainment, Inc. ("Caesars") pursuant to the terms of an Agreement and Plan of Merger, dated as of July 14, 2004 (the "Merger Agreement"), by and among Harrah's, Harrah's Operating Company, Inc. and Caesars. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Harrah's on July 15, 2004, and is incorporated by reference into this filing.

        On July 15, 2004, Harrah's sent a memorandum to all of its employees regarding the Acquisition. The text of the memorandum is as follows:

DATE:	July 15, 2004
TO:	All Harrah's Employees
FROM:	Gary Loveman, Chuck Atwood and Tim Wilmott
SUBJECT:	HARRAH'S TO ACQUIRE CAESARS ENTERTAINMENT

        We are very pleased to announce that Harrah's Entertainment has agreed to buy Caesars Entertainment, Inc. This $9.44 billion transaction—the largest in gaming industry history—will double our size, solidify our position as the world's leading distributor of casino entertainment and provide significant opportunities to our employees and customers.

        Owner of strong brands and some of the premier assets in gaming, Caesars currently operates 28 casinos worldwide, including four on the Las Vegas Strip, three in Atlantic City, five in Mississippi, and five others in Nevada, Indiana and Louisiana. In addition, Caesars operates three Canadian casinos, two in Australia, one each in South Africa and Uruguay and three more aboard seagoing cruise ships. In all, Caesars has about 2 million square feet of gaming space and 26,000 hotel rooms.

        The Caesars acquisition will greatly enhance our casino network, providing us with very attractive assets in key markets such as Las Vegas, Atlantic City and the Mississippi Gulf Coast, the latter a new market for Harrah's. This increased distribution, featuring a presence in every major gaming market, will provide customers of both companies the widest range of resort destinations offered by any gaming operator and is intended to provide for continued growth in cross-market play.

        We believe the marketing and technological capabilities that distinguish Harrah's from other operators will enable us to add significant value to the acquired properties through top- and bottom-line growth. Some of these assets are true world-class resort destinations, and we believe they will prosper even more once they have access to the capabilities that we have employed to improve results at our properties.

        We will pay for part of the acquisition with Harrah's stock. As a result, Harrah's is expected to remain the only casino operator with an investment-grade credit rating. That means we'll retain the financial strength and flexibility to keep the expansion and development projects planned for existing properties and new jurisdictions on track.

        Moreover, the significant long-term strategic benefits of this acquisition are compelling. We're acquiring superior assets in markets where we want to be. We're paying a fair price. We'll be expanding what is already the industry's largest customer database, and providing even more customers with more places to play.

        We expect the transaction to close in about a year, subject to customary approvals, including approvals by stockholders of Harrah's and Caesars.

        Over the past six years, Harrah's has made five acquisitions that have made us today the world's largest and most profitable casino operator. We are confident that with your continued hard work and dedication, the Caesars transaction will prove equally beneficial.

Additional Information about the Merger and Where to Find It

        This document includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue" or "pursue," or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, future financial results of Harrah's and Caesars and Harrah's anticipated acquisition of Caesars. These forward-looking statements are based on current expectations and projections about future events.

        Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of Caesars and Harrah's may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the Securities and Exchange Commission (including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein): financial community and rating agency perceptions of Harrah's and Caesars', the effects of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular; construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties; the ability to timely and cost-effectively integrate into Harrah's operations the companies that it acquires, including with respect to its acquisition of Caesars; access to available and feasible financing, including financing for Harrah's acquisition of Caesars, on a timely basis; changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store sales; our ability to recoup costs of capital investments through higher revenues; acts of war or terrorist incidents; abnormal gaming holds; and the effects of competition, including locations of competitors and operating and market competition.

        Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Harrah's and Caesars disclaim any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

        Additional information about Harrah's is available on the World Wide Web at http://www.harrahs.com. Additional information about Caesars is available on the World Wide Web at http://www.caesars.com.

Additional Information about the Acquisition and Where to Find It

        In connection with the Acquisition, Caesars and Harrah's intend to file relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF HARRAH'S AND CAESARS ARE URGED TO READ THE WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HARRAH'S, CAESARS AND THE ACQUISITION. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Harrah's or Caesars with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Harrah's by directing a written request to: Harrah's, One Harrah's Court, Las Vegas, Nevada 89119, Attention: Investor Relations or Caesars Entertainment, Inc., 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

        Harrah's, Caesars and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Caesars and Harrah's in connection with the Acquisition. Information about those executive officers and directors of Harrah's and their ownership of Harrah's common stock is set forth in the Harrah's Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 5, 2004, and the proxy statement for Harrah's 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 4, 2004. Information about the executive officers and directors of Caesars and their ownership of Caesars common stock is set forth in the proxy statement for Caesars' 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Harrah's, Caesars and their respective executive officers and directors in the Acquisition by reading the proxy statement and prospectus regarding the Acquisition when it becomes available.

        This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.